MEMORANDUM
DATE: October 14, 1999
TO: File
FROM: Owen Meacham
RE: Item 77(d): Form N-SAR for Fidelity Union Street Trust II

The following are updates to Fidelity Daily Income Trust and Spartan Arizona Municipal Money Market Fund pursuant to a Board approved vote on April 15, 1999.
Effective May 24, 1999, Fidelity Daily Income Trust is permitted to lend up to 15% of net assets to other funds through the interfund lending program, and will be subject to the standard 1940 Act borrowing limit of 33 1/3% of total assets as set forth in the funds' standard fundamental borrowing limit.
Effective June 21, 1999, Spartan Arizona Municipal Money Market Fund will be subject to the standard 1940 Act borrowing limit of 33 1/3% of total assets as set forth in the funds' standard fundamental borrowing limit.